0 82-02625

RECEIVED

07025089

ALDERSHOT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)

APRIL 30, 2007

SUPPL

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited consolidated financial statements for the period ended April 30, 2007.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	April 30, 2007	January 31, 2007
ASSETS		
Current		
Cash	$ 2,607,503	$ 158,065
Restricted cash	8,914	8,914
Short-term investments	1,750,000	91,260
Receivables	45,423	18,244
Share subscription receivable	-	104,312
Prepaid expenses	55,031	22,821
Due from related parties (Note 6)	3,978	-
	4,470,849	403,616
Equipment (Note 2)	11,085	11,914
Resource properties (Note 3)	1,672,825	1,040,075
	$ 6,154,759	$ 1,455,605
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 306,712	$ 246,734
Due to related parties	-	3,729
	306,712	250,463
Shareholders' equity (Note 4)		
Capital stock		
Authorized		
500,000,000 common shares without par value		
Issued : 61,248,308 (January 31, 2007 – 37,710,683)	13,968,411	8,681,633
Common shares issuable as settlement of preferred shares	-	530,151
Contributed surplus	1,696,859	964,027
Deficit	(9,817,223)	(8,970,669)
	5,848,047	1,205,142
	$ 6,154,759	$ 1,455,605

Basis of presentation and nature and continuance of operations (Note 1)

On behalf of the Board:

_____________________ Director _____________________ Director

The accompanying notes are an integral part of these consolidation financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period Ended April 30, 2007	Three Month Period Ended April 30, 2006
EXPENSES		
Exploration costs (Note 3)	$ 251,682	$ 84,090
Amortization	828	667
Bank charges	1,470	684
Consulting	51,756	4,500
Foreign exchange (gain)	24,612	(3,727)
Investor relations	74,135	74,901
Management fees (Note 6)	30,000	20,000
Administration and secretarial	12,415	24,582
Office and rent	25,780	20,216
Professional fees	65,569	21,613
Property investigation	27,365	31,364
Regulatory, and trust company fees	29,120	7,302
Shareholder information	3,550	4,165
Stock-based compensation (Note 5)	243,875	15,020
Travel and related expenses	16,951	13,407
Website design and maintenance	-	3,131
Recovery of expenses	(8,484)	-
Loss before other items	(850,624)	(321,915)
OTHER ITEMS		
Interest income	4,070	4,200
Net loss for the period	(846,554)	(317,715)
Deficit, beginning of period	(8,970,669)	(6,308,971)
Dividends on preferred shares (Note 4)	-	(226,287)
Deficit, end of period	$ (9,817,223)	$ (6,852,973)
Basic and diluted loss per share	$ (0.02)	$ (0.01)
Weighted average number of shares outstanding	41,027,561	28,532,446

The accompanying notes are an integral part of these consolidation financial statements.

ALDERSHOT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period Ended April 30, 2007	Three Month Period Ended April 30, 2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	$ (846,554)	$ (317,715)
Items not affecting cash:		
Amortization	828	667
Stock-based compensation	243,875	15,020
Changes in non-cash working capital items:		
Receivables	(27,179)	16,897
Prepaid expense	(32,210)	(24,597)
Accounts payable and accrued liabilities	59,978	(11,893)
Cash used in operating activities	(601,262)	(321,621)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due from related party	(3,978)	-
Due to related party	(3,729)	(34,051)
Share subscriptions (receivable) received	104,312	(252,000)
Proceeds from issuance of capital stock	5,340,385	1,599,182
Share issue costs	(557,300)	(8,631)
Cash provided by (used in) financing activities	4,879,690	1,304,500
CASH FLOWS FROM INVESTING ACTIVITIES		
Resource properties' acquisition costs	(170,250)	(10,000)
Short-term investments, net	(1,658,740)	(579,480)
Cash provided by (used in) investing activities	(1,828,990)	(589,480)
Increase (decrease) in cash during period	2,449,438	393,399
Cash, beginning of period	158,065	28,970
Cash, end of period	$ 2,607,503	$ 422,369

Cash paid during the period for interest	$ -	$ -	$ -	$ -
Cash paid during the period for income taxes	-	-	-	-

The accompanying notes are an integral part of these consolidation financial statements.

1. BASIS OF PRESENTATION AND NATURE AND CONTINUANCE OF OPERATIONS

Aldershot Resources Ltd. (the "Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of resource properties. The Company has not yet determined whether their properties contain enough mineral reserves, such that their recovery would be economically viable.

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Kariba Uranium ("Kariba"), incorporated on March 13, 2007 in the Republic of Zambia, Africa. Significant inter-company transactions have been eliminated on consolidation.

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period consolidated statements should be read together with the Company's audited financial statements and the accompanying notes for the year ended January 31, 2007. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

The Company is in the exploration stage. These consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon the continued support from its directors, the ability to continue to raise adequate financing or achieving profitable operations in the future. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company's working capital and deficit position's are as follows:

	April 30, 2007	January 31, 2007
Working capital	$ 4,164,137	$ 153,153
Deficit	(9,817,223)	(8,970,669)

2. EQUIPMENT

	April 30, 2007			January 31 2007		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Furniture and equipment	$ 7,818	$ 5,340	$ 2,478	$ 7,818	$ 5,209	$ 2,609
Computer equipment	17,601	8,994	8,607	17,601	8,296	9,305
	$ 25,419	$ 14,334	$ 11,085	$ 25,419	$ 13,505	$ 11,914

3. RESOURCE PROPERTIES

The carrying values of the Company's resource properties are as follows:

	April 30, 2007	January 31, 2007
Hornitos Group of Copper Claims, Chile	$ 30,000	$ 30,000
Fort Coulonge Uranium Properties, Quebec, Canada		
Pool, Halliwell and Hupon Uranium Claims	244,825	244,825
Sandy Creek Uranium Claims	52,000	52,000
Huddersfield Uranium Prospect	48,500	48,500
	345,325	345,325
Saguenay River Uranium Claims (1), Quebec, Canada	209,000	209,000
Saguenay River Uranium Claims (2), Quebec, Canada	130,000	-
Kert Uranium Prospect, Quebec, Canada	56,000	56,000
Sept Iles Area Uranium Claims (1), Quebec, Canada	154,750	136,000
Sept Iles Area Uranium Claims (2), Quebec, Canada	93,750	-
Latour Uranium Claims, Quebec, Canada	106,250	12,500
Forestville Uranium Project (1), Quebec, Canada	155,000	-
Forestville Uranium Project (2), Quebec, Canada	50,000	-
Lac Cassette Uranium Project, Quebec, Canada	75,000	-
Otish Mountains Uranium Prospect, Quebec, Canada	16,500	-
British Columbia Uranium Claims, British Columbia, Canada	251,250	251,250
	$ 1,672,825	$ 1,040,075

The Company has $8,914 (AUS$10,000) in a bank guarantee for two properties in Australia regarding performance under two separate exploration licences. These funds are held as term deposits and are restricted from general operation business funds.

Hornitos Group of Claims – Chile

On October 3, 2006, the Company renegotiated its option agreement with International PBX Ventures Ltd. ("PBX") to explore PBX's Hornitos property in Region III, Northern Chile. The Hornitos claims cover an area of 3,200 hectares. Pursuant to the terms of the agreement, the Company can earn a 65% interest in the claims by paying PBX a total of $338,000 and spending $1,170,000 in an exploration work program as set out in the table below:

	Cash payments	Exploration expenditures
October 3, 2007	$ 30,000	$ 130,000 best efforts
October 3, 2008	60,000	130,000
October 3, 2009	100,000	390,000
October 3, 2010	148,000	520,000

3. **RESOURCE PROPERTIES** (cont'd…)

Fort Coulonge Uranium Properties

a) Pool, Halliwell and Hupon Uranium Claims, Quebec, Canada

The Company entered into option agreements on May 25, 2005 for the right to acquire a 100% interest in three groups of mineral claims in the Province of Quebec in Canada. The first group, known as the Pool Group, comprise 42 claims located in Huddersfield and Clapham Townships. The second group, known as the Halliwell Group, comprise 17 claims located in Huddersfield, Clapham and Pontefract Townships. The third group, known as the Hupon Group, comprise 6 claims located in Huddersfield Township. To earn its 1005 interest in each group of claims, the Company must pay $276,000, issue 1,425,000 common shares and incur $1,000,000 in exploration expenditures over a five year period. To date, the Company has paid $95,000 and issued 570,000 common shares valued at $149,825 to the vendor. The Company has carried out $411,343 in exploration expenditures to date.

b) Sandy Creek Uranium Claims, Quebec, Canada

The Company entered into an option agreement on February 28, 2006 to acquire a 100% interest in a group of 14 mineral claims in the Sandy Creek Area and a group of 9 mineral claims in the Rive Uranium Prospect, all located within its Quebec project claim block in the Province of Quebec. The Company may earn its 100% interest in the claims for the purchase price of $45,000 and the issuance of 650,000 common shares over a three year period and by spending $350,000 in exploration expenditures over a five year period. To date, the Company has paid $10,000 and issued 150,000 common shares valued at $42,000 to the vendor. The Company has carried out $15,415 in explorations to date.

c) Huddersfield Uranium Prospect, Quebec, Canada

On August 3, 2006 the Company entered into an agreement pursuant to which the Company acquired a 100% interest in a group of 6 mineral claims in the Huddersfield Township located in the Province of Quebec.

To date, the Company has paid $17,500 and issued 100,000 common shares valued at $31,000 to the vendor in order to earn its 100% interest in the claims.

Saguenay River Uranium Claims (1), Quebec, Canada

On July 31, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 50 mineral claims in the Saguenay River Area located in the Province of Quebec.

The Company may earn its 100% interest in the Claims for the purchase price of $115,000 and the issuance of 1,200,000 shares in its capital over a three-year period. To date, the Company has paid $110,000 and issued 300,000 common shares valued at $99,000 to the vendor.

Saguenay River Uranium Claims (2), Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the Saguenay Uranium Project (2) in consideration for the issuance of 300,000 common shares (issued with a value of $75,000) and cash payments of $135,000 (paid $55,000) over a three year period.

3. **RESOURCE PROPERTIES** (cont'd...)

Kert Uranium Prospect, Quebec, Canada

On October 3, 2006 the Company entered into an agreement pursuant to which the Company acquired a 100% interest in a group of 20 mineral claims in the Aldfield and Masham Townships located in the Province of Quebec. The vendor has a 2% NSR which may be acquired in full by the Company for $1,000,000. To date, the Company has paid $15,000 and issued 200,000 common shares valued at $41,000 to the vendor.

Sept Iles Uranium Claims (1) Quebec, Canada

On September 20, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 40 mineral claims in the Sept Iles Area located in the Province of Quebec.

The Company may earn its 100% interest in the claims for the purchase price of $250,000 and the issuance of 1,000,000 common shares over a five-year period. To date, the Company has paid $113,750 and issued 200,000 common shares valued at $41,000 to the vendor.

Sept Iles Uranium Claims (2), Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the Sept Iles Uranium Claims (2) in consideration for the issuance of 2,625,000 common shares (375,000 shares issued with a value of $93,750) and cash payments of $375,000 over a six year period.

Latour Uranium Claims, Quebec, Canada

On November 17, 2006 the Company entered into an option agreement pursuant to which the Company has been granted the right to acquire a 100% interest in a group of 40 mineral claims in the Latour Area located in the Province of Quebec.

The Company may earn its 100% interest in the claims for the purchase price of $125,000 and the issuance of 875,000 common shares over a five-year period. To date, the Company has paid $12,500 and issued 375,000 common shares valued at $93,750 to the vendor.

22C14 et al Latour Uranium Property Project, Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the 22C14 et al Latour Uranium Property in consideration for the issuance of an aggregate of 1,000,000 common shares and cash payments of an aggregate of $180,000 over a four year period.

Forestville Uranium Project (1), Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the Forestville Uranium Project in consideration for the issuance of 1,200,000 common shares (300,000 shares issued with a value of $75,000) and cash payments of $120,000 (paid $80,000) over a six year period.

3. **RESOURCE PROPERTIES** (cont'd…)

Forestville Uranium Project (2), Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the Forestville Uranium Project in consideration for the issuance of 1,800,000 common shares (200,000 shares issued with a value of $50,000) and cash payments of $480,000 over a six year period.

Lac Cassette Uranium Project, Quebec, Canada

During the three month period ended April 30, 2007, the Company entered into an option agreement to purchase a 100% interest in the Lac Cassette Uranium Property Project in consideration for the issuance of an aggregate of 1,000,000 common shares over a four year period (250,000 shares issued at a value of $75,000) and cash payments of an aggregate of $180,000 over a four year period.

Otish Mountains Uranium Prospect, Quebec, Canada

The Company has staked 58 claims in its name for $16,500. These claims are located 300 kilometers northeast of Chibougma, in northern Quebec.

British Columbia Uranium Claims, Canada

The Company entered into an option agreement dated June 28, 2005 to acquire a 100% interest in five groups of mineral claims located in the province of British Columbia in Canada. Pursuant to the agreement, the Company issued 875,000 common shares valued at $201,250 and paid $50,000. A 2% net smelter return royalty is also payable with advance royalties of $10,000 per property group payable annually on the anniversary date of the acquisition so long as the Company retains an interest in the property. The five prospective uranium properties cover 115 claim blocks totaling approximately 34,000 hectares.

3. RESOURCE PROPERTIES (cont'd…)

Australian Mineral Properties

The Company entered into a Tenement Swap Agreement and a royalty agreement with Thundelarra Exploration Ltd ("THX"), on February 28, 2007. The Company owned a tenement and mining information in the Ngalia Basin region of the Northern Territory and it swapped this with THX for its tenement and mining information in the Murchison region of Western Australia free from any encumbrances under the terms and conditions of this agreement. As additional consideration for the sale, assignment and transfer of the assets, the Company will pay to THX a royalty of $1.00 per tonne of ore produced from the site acquired from THX to an aggregate maximum of $500,000. In return, THX will also pay the Company a royalty of $1.00 per tonne of ore produced from the site from the Company to an aggregate maximum of $500,000.

Kariba Project, Republic of Zambia, Africa

The Company has been granted a prospecting licence (LSPL310), which is located in the southern part in the Republic of Zambia, Africa and on the northern shores of Lake Kariba. The prospecting licence covers approximately 1061 km^2.

3. **RESOURCE PROPERTIES** (cont'd…)

The following is a summary of exploration and development costs incurred by the Company related to its mineral property interests, and charged to operations.

	Hornitos Group of Copper Claims $	Fort Coulonge Uranium Properties $	Saguenay River Uranium Claims $	British Columbia Uranium Claims $	Yuinmery Uranium Project $	Turee Creek Uranium Project $	Northern Territory Uranium Project $	Lake Kariba Project $	Total $
Field crew labour	-	295	-	-	237	-	-	-	532
Geological consulting	-	29,172	-	7,839	12,500	14,992	51,679	45,841	162,023
Geophysical and airborne surveying	9,450	-	-	-	-	-	1,438	-	10,888
Lab tests and assays	-	-	-	-	401	-	-	-	401
Maintenance, licence and staking fees	-	-	-	-	15,128	-	4,461	3,693	23,282
Maps and reproduction	-	-	-	-	109	-	728	3,221	4,058
Materials and field supplies	-	2,070	611	-	5,517	5,297	2,267	-	15,762
Meals and lodging	-	14,383	-	8,621	281	-	5,998	-	29,283
Telephone and communication	-	911	-	-	367	19	537	180	2,014
Travel and transport	-	215	-	-	2,556	-	668	-	3,439
Total exploration costs for the period	9,450	47,046	611	16,460	37,096	20,308	67,776	52,935	251,682

4. CAPITAL STOCK

Common Shares

	Number of Shares	Capital Stock	Contributed Surplus
Authorized			
500,000,000 common shares without par value			
Issued			
Balance as at January 31, 2007	37,710,683	$ 8,681,633	$ 964,027
Private placement (i)	18,518,519	5,000,000	-
Exercise of share purchase warrants (iii)	1,098,500	340,385	-
Settlement of dividends to preferred shareholders (ii)	2,120,606	530,151	-
Shares issued pursuant to property agreements (iv)	1,800,000	462,500	-
Share issue costs	-	(1,046,258)	488,957
Stock-based compensation	-	-	243,875
Balance as at April 30, 2007	61,248,308	$ 13,968,411	$ 1,696,859

During the three month period ended April 30, 2007, the Company:

i) On April 27, 2007, the Company completed a brokered private placement of 18,518,519 units ("unit") at $0.27 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.42 per share until April 27, 2009.

   The Company paid the broker commissions, finder's fees and expenses of $531,800 in cash and issued 1,810,955 agent's options valued at $488,958 which are exercisable at $0.27 per option until April 27, 2009. Each common share acquired through the exercise of these options has a non-transferable share purchase warrant attached which can be exercised into one common share at $0.42 per share until April 27, 2009.

ii) On February 13, 2007, the Company issued 2,120,606 common shares valued at $530,151 to settle the conversion of preferred shares and the dividends associated with the converted preferred shares.

iii) On February 12, 2007, the Company issued 1,000,000 common shares for gross proceeds of $300,000 pursuant to the exercise of share purchase warrants.

   On April 13, 2007, the Company issued 50,000 common shares for gross proceeds of $20,500 pursuant to the exercise of share purchase warrants.

   On April 17, 2007, the Company issued 48,500 common shares for gross proceeds of $19,885 pursuant to the exercise of share purchase warrants.

4. **CAPITAL STOCK** (cont'd…)

iv) On April 30, 2007, the Company issued 375,000 common shares valued at $93,750 pursuant to an option agreement to purchase a 100% interest in the Sept Iles Uranium Claims (2).

On April 30, 2007, the Company issued 300,000 common shares valued at $75,000 pursuant to an option agreement to purchase a 100% interest in the Saguenay Uranium Project (2).

On April 30, 2007, the Company issued 300,000 common shares valued at $75,000 pursuant to an option agreement to purchase a 100% interest in the Forestville Uranium Project.

On April 30, 2007, the Company issued 200,000 common shares valued at $50,000 pursuant to an option agreement to purchase a 100% interest in the Forestville Uranium Project (2).

On April 30, 2007, the Company issued 250,000 common shares valued at $75,000 pursuant to an option agreement to purchase a 100% interest in the Lac Cassette Uranium Property Project.

On April 30, 2007, the Company issued 375,000 common shares valued at $93,750 pursuant to an option agreement to purchase a 100% interest in the Latour Uranium Property Project.

Stock options

The Company, in accordance with the policies of the TSX-V, may grant options to directors, employees and consultants, to acquire up to 10% of the issued and outstanding common stock. The exercise price of each option is based on the market price of the Company's stock at the date of grant less a discount in accordance with TSX-V policies. The options can be granted for a maximum term of 5 years.

A summary of the stock options outstanding at April 30, 2007:

Number Outstanding January 31, 2007	Granted	Exercised	Cancelled	Expired	Number Outstanding April 30, 2007	Exercise Price Per Share	Expiry Date
1,000,000	-	-	-	-	1,000,000	$ 0.25	April 1, 2009
50,000	-	-	-	-	50,000	$ 0.25	August 30, 2009
350,000	-	-	-	-	350,000	$ 0.25	November 9, 2009
925,000	-	-	-	-	925,000	$ 0.28	April 21, 2010
325,000	-	-	-	-	325,000	$ 0.24	August 4, 2010
60,000	-	-	-	-	60,000	$ 0.25	March 1, 2011
750,000	-	-	-	-	750,000	$ 0.25	May 23, 2011
-	250,000	-	-	-	250,000	$ 0.45	March 15, 2011
-	250,000	-	-	-	250,000	$ 0.60	March 15, 2011
-	250,000	-	-	-	250,000	$ 0.80	April 27, 2011
3,460,000	750,00	-	-	-	4,210,000		

4. CAPITAL STOCK (cont'd...)

Stock options (cont'd...)

A summary of the agent's options outstanding at April 30, 2007:

Number Outstanding January 31, 2007	Granted	Exercised	Cancelled	Expired	Number Outstanding April 30, 2007	Exercise Price Per Share	Expiry Date
-	1,810,955	-	-	-	1,810,955	$ 0.27	April 27, 2009

Warrants

A summary of the share purchase warrants outstanding at April 30, 2007:

Number Outstanding January 31, 2007	Granted	Exercised	Cancelled/ Expired	Number Outstanding April 30, 2007	Exercise Price Per Share	Expiry Date
1,000,000	-	1,000,000	-	-	$ 0.30	February 25, 2007
1,764,353	-	98,500	1,665,853	-	$ 0.41	April 18, 2007
5,030,000	-	-	-	5,030,000	$ 0.35	March 14, 2008
76,300	-	-	-	76,300	$ 0.35	May 9, 2008
-	18,518,519	-	-	18,518,519	$ 0.42	April 7, 2009
-	1,810,955	-	-	1,810,955	$ 0.42	April 7, 2009
7,870,653	20,329,474	1,098,500	1,665,853	25,435,774		

5. STOCK-BASED COMPENSATION

During the three month period ended April 30, 2007, the Company granted 750,000 (2006 – 60,000) stock options to consultants, employees, directors and officers. The estimated fair value of these options is recorded as $243,875 (2006 - $15,020) at a weighted average fair value of $0.32 per option (2006 - $0.25). This amount has been expensed as stock-based compensation in the statement of operations with a corresponding amount recorded as contributed surplus in shareholders' equity.

The following weighted average assumptions were used for Black-Scholes valuation of the stock options granted during the period:

	April 30, 2007	April 30, 2006
Risk-free interest rate	3.91%	4.08%
Expected life of options	4 years	5 years
Annualized volatility	198.59%	152.60%
Dividend rate	0.00%	0.00%

6. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2006 - $20,000) to a director of the Company.

b) Paid or accrued consulting fees of $2,702 (2006 - $Nil) to a company controlled by a director of the Company.

c) Paid or accrued geological consulting fees (part of exploration costs) of $8,086 (2006 - $3,082) to a company controlled by a director of the Company.

d) Undeclared dividends on preferred shares of $Nil (2006 - $2,113) are due to a director

e) Paid or accrued administration fees of $9,275 (2006 - $7,235) to a director of the Company.

The following amounts due to (from) related parties are non-interest bearing and have no specific terms of repayment:

	April 30, 2007	January 31, 2007
Thundelarra Exploration Ltd.	$ (346)	$ (290)
Directors	(3,632)	4,019
	$ (3,978)	$ 3,729

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

7. SEGMENTED INFORMATION

All of the Company's operations are in the mineral resource exploration industry with its principal business activity in the acquisition and development of mineral resource properties. The Company has mineral resource properties located in Chile, Australia, and Canada (in British Columbia and Quebec).

	Assets	Exploration Costs
April 30, 2007		
Chile	$ 30,900	$ 9,450
Australia	2,213,971	57,404
Africa	-	52,935
Canada	3,909,888	131,893
	$ 6,154,759	$ 251,682
January 31, 2007		
Chile	$ 30,900	$ (29,975)
Australia	87,922	445,166
Canada	1,336,783	461,425
	$ 1,455,605	$ 876,616

8. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, short-term investments, accounts receivable, accounts payable and accrued liabilities and due to related parties. The fair value of these financial instruments approximates their carrying value, unless otherwise noted. The Company's management does not believe they are exposed to significant credit or interest rate risk resulting from these financial instruments.

ALDERSHOT RESOURCES LTD.

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
THREE MONTH PERIOD ENDED APRIL 30, 2007

The following discussion and analysis of Aldershot Resources Ltd. (the "*Issuer*" or the "*Company*"), is prepared as of June 20, 2007 should be read together with the unaudited consolidated financial statements for the three month period ended April 30, 2007 and related notes attached thereto which are prepared in accordance with Canadian generally accepted accounting principles. The reader should also refer to the Company's audited financial statements and related notes to the year ended January 31, 2007. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

The Company was incorporated on September 8, 1987 under the name *"Quattro Resources Ltd."* pursuant to the *Company Act* (British Columbia) by the registration of its Memorandum and Articles. Effective October 31, 2001, its name was changed to *"Aldershot Resources Ltd."*

The address of the registered and records office and the address for service of the Issuer is 10th Floor, 595 Howe Street, Vancouver, B.C. V6C 2T5. The business address of the Issuer is Suite 900, 555 Burrard Street, Vancouver, BC., V7X 1M8.

The Issuer's principal business is the exploration and development of resource properties. The Issuer is continually investigating new exploration opportunities. Mineral exploration is carried out on properties identified by management of the Issuer as having favourable exploration potential.

Additional information related to the Company is available for view on the Company's website at www.aldershotresources.com and on SEDAR at www.sedar.com.

Description of Business

Aldershot Resources Ltd. (the "Company"), which commenced operations on October 4, 1996, is engaged in the acquisition, exploration and development of resource properties. The Company has not yet determined whether their properties contain enough mineral reserves, such that their recovery would be economically viable.

Performance Summary

The following is a summary of significant events and transactions that occurred during the three month period ended April 30, 2007:

1. Signed a management agreement with the Company's president and chief executive officer effective February 1, 2007 for a period of one year. The Company will pay $120,000 plus GST (per annum). This agreement will cancel any previous management agreements that may have been in place between the Company and its president and chief executive officer.

2. Received $104,312 in proceeds that remained outstanding at January 31, 2007 related to a private placement and the exercise of warrants.

3. Issued 1,000,000 common shares on February 12, 2007 for warrants exercised at $0.30 per share for proceeds of $300,000.

4. Issued 2,120,606 common shares on February 13, 2007 pursuant to the conversion of the preferred shares into common shares and dividends on the converted preferred shares.

5. Adopted a Code of Conduct ("Code') on February 16, 2007 to assist all Company personnel in making decisions regarding the affairs of the Company. The Code states basic principles that should guide the affairs of the Company and deals with certain specific situations but is not comprehensive.

6. Entered into a Tenement Swap Agreement and a royalty agreement with Thundelarra Exploration Ltd ("THX"), on February 28, 2007. The Company owned a tenement and mining information in the Ngalia Basin region of the Northern Territory and it swapped this with THX for its tenement and mining information in the Murchison region of Western Australia free from any encumbrances under the terms and conditions of this agreement. As additional consideration for the sale, assignment and transfer of the assets, the Company will pay to THX a royalty of $1.00 per tonne of ore produced from the site acquired from THX to an aggregate maximum of $500,000. In return, THX will also pay the Company a royalty of $1.00 per tonne of ore produced from the site from the Company to an aggregate maximum of $500,000.

7. Entered into the CHR Investor Relations Agreement on March 15, 2007, which is a twelve (12) month fixed term agreement expiring on March 14, 2008 for a monthly fee of $6,000 per month. In addition, CHR Investor Relations is granted stock options to purchase up to:

- an aggregate of 250,000 common shares, exercisable at $0.45 per share until March 15, 2011.
- an aggregate of 250,000 common shares, exercisable at $0.60 per share until March 15, 2011.
- an aggregate of 250,000 common shares, exercisable at $0.80 per share for four years upon completion of the private placement with Northern Securities Inc.

8. Entered into the following mineral property option agreements, which received regulatory approval on May 3, 2007:
   i) An option to purchase a 100% interest in the Sept Iles Uranium Claims (2) in consideration for the issuance of 2,625,000 common shares and cash payments of $375,000 over a six year period.
   ii) An option to purchase a 100% interest in the Saguenay Uranium Project (2) in consideration for the issuance of 300,000 common shares and cash payments of $135,000, over a three year period.
   iii) An option to purchase a 100% interest in the Forestville Uranium Project (1) in consideration for the issuance of 1,200,000 common shares and cash payments of $120,000, all over a six year period.
   iv) An option to purchase a 100% interest in the Forestville Uranium Project (2) in consideration for the issuance of 1,800,000 common shares and cash payments of $480,000, all over a six year period.
   v) An option agreement to purchase a 100% interest in the 22CI4 et al Latour Uranium Property Project in consideration for the issuance of an aggregate of 1,000,000 common shares over a four year period (250,000 common shares per year) and cash payments of an aggregate of $180,000 over a four year period.
   vi) An option agreement to purchase a 100% interest in the Lac Cassette Uranium Property Project in consideration for the issuance of an aggregate of 1,000,000 common shares over a four year period (250,000 common shares per year) and cash payments of an aggregate of $180,000 over a four year period.

9. On March 13, 2007, the Company incorporated a wholly owned subsidiary, Kariba Uranium, in the Republic of Zambia, Africa.

10. Staked 58 claims in its name for $16,500. These claims are located 300 kilometers northeast of Chibougma, in northern Quebec. Collectively, these claims are know as the Otish Mountains Uranium Prospect.

11. Closed a private placement on April 27, 2007 brokered by Northern Securities Inc. ("Northern"). The Company issued an aggregate of 18,518,519 units at $0.27 per unit for gross proceeds of $5,000,000, with each unit comprising of one common share and one share purchase warrant exercisable at $0.42 until April 27, 2009. The Company paid Northern, commissions, finders' fees and expenses of $531,800 in cash and issued 1,810,955 agent's options valued at $488,958 which are exercisable at $0.27 per option until April 27, 2009. Each common share acquired through the exercise of these options has a non-transferable share purchase warrant attached which can be exercised into one common share at $0.42 per share until April 27, 2009.

12. Scheduled its Annual General Meeting for June 22, 2007 in Vancouver, BC.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	Three Months Ended April 30, 2007	Three Months Ended April 30, 2006
Total interest revenue	$ 4,070	$ 4,200
Net loss	(846,554)	(317,715)
Basic and diluted loss per share	(0.02)	(0.01)
Total assets	6,154,759	1,925,581

Results of Operations

During the three month period ended April 30, 2007, the Company incurred a net loss of $846,554 (2006 - $317,715). Some significant expenses are as follows:

Exploration expenses of $251,682 (2006 - $84,090)
Consulting fees of $51,756 (2006 - $4,500)
Investor relations expenses of $74,135 (2006 - $74,901)
Professional fees of $65,569 (2006 - $21,613)
Stock-based compensation $243,875 (2006 - $15,020)

The net loss for the current period is considerably higher that the previous comparative period. The most significant increase has been in exploration costs. These costs were incurred on its uranium properties in Quebec and Western Australia. During the current period, the Company added another group of uranium claims located in the Republic of Zambia in Africa to its portfolio which also contributed to the increase in exploration costs.

Professional fees, consisting of audit, accounting and legal fees, increased during the current period when compared to the previous comparative period. This is primarily due to the increase in activity in the Company. The Company completed a private placement and numerous mineral property option agreements with several vendors which resulted in an increase in legal fees.

The Company incurred stock-based compensation expense of $243,875 during the current period and $15,020 during the previous comparative period. This is a non-cash expense that is recognized on any stock options granted using the Black-Scholes option pricing model to calculate the expense.

Summary of Quarterly Results

Three Month Period Ended

	April 30, 2007	January 31, 2007	October 31, 2006	July 31, 2006
Total assets	$ 6,154,759	$ 1,455,605	$ 1,442,569	$ 1,708,585
Resource properties	1,672,825	1,040,075	997,750	499,051
Working capital	4,164,137	153,153	393,624	1,161,457
Interest revenue	4,070	1,031	14,180	437
Net Loss	846,554	860,887	567,088	657,781

Three Month Period Ended								
		April 30, 2006		January 31, 2006		October 31, 2005		July 31, 2005
Total assets	$	1,925,581	$	932,918	$	1,356,879	$	1,634,541
Resource properties		484,051		471,300		536,566		388,616
Working capital		1,368,014		341,492		776,583		1,208,437
Interest revenue		4,200		2,987		2,501		150
Net Loss		317,715		555,300		606,446		340,795

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares and exercise of warrants and stock options. The Company continues to seek capital through various means including the issuance of capital stock.

The Company is in the exploration stage. These financial statements are prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business. The ability of the Company to continue as a going concern is dependent upon the continued support from its directors, the ability to continue to raise adequate financing or achieving profitable operations in the future. The outcome of these matters cannot be predicted at this time. These financial statements do not reflect any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business. The Company's working capital and deficit position's are as follows:

	April 30, 2007	January 31, 2007
Working capital	$ 4,164,137	$ 153,153
Deficit	(9,817,223)	(8,970,669)

Net cash used for operating activities during the current period was $601,262 compared to net cash used for operating activities of $321,621during the previous comparative period. Cash used during the current period consists primarily of the operating loss and a change in non-cash working capital.

Financing activities provided net cash of $4,879,690 during the current period, compared to $1,304,500 for the previous comparative period. Cash provided during the period consisted primarily of proceeds from the issuance of common stock.

Investing activities used net cash of $1,828,990 during the current period, compared to $589,480 in net cash used during the previous comparative period. In the current period, cash was used primarily for the acquisition of short term investments and for the acquisition of mineral claims.

Capital Resources

On April 27, 2007, the Company completed a brokered private placement of 18,518,519 units ("unit") at $0.27 per unit for gross proceeds of $5,000,000. Each unit is comprised of one common share and one share purchase warrant exercisable at $0.42 per share until April 27, 2009.

The Company paid the broker commissions, finder's fees and expenses of $531,800 in cash and issued 1,810,955 agent's options valued at $488,958 which are exercisable at $0.27 per option until April 27, 2009. Each common share acquired through the exercise of these options has a non-transferable share purchase warrant attached which can be exercised into one common share at $0.42 per share until April 27, 2009.

The Company also received gross proceeds of $340,385 from the exercise of 1,098,500 warrants.

The Company has sufficient funds to meet its property maintenance payments for fiscal 2008 and cover anticipated administrative expenses throughout the year.

Related Party Transactions

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $30,000 (2006 - $20,000) to Jeremy Caddy, a director of the Company.

b) Paid or accrued consulting fees of $2,702 (2006 - $Nil) to a REM Pty Ltd., a company controlled by Brian Richardson, a director of the Company.

c) Paid or accrued geological consulting fees (part of exploration costs) of $8,086 (2006 - $3,082) to REM Pty Ltd., a company controlled by Brian Richardson, a director of the Company.

d) Undeclared dividends on preferred shares of $Nil (2006 - $2,113) held by Jeremy Caddy, a director of the Company.

e) Paid or accrued administration fees of $9,275 (2006 - $7,235) to Frank DeMarte, a director of the Company.

The following amounts due to (from) related parties are non-interest bearing and have no specific terms of repayment:

		April 30, 2007		January 31, 2007
Thundelarra Exploration Ltd., a company controlled by common directors	$	(346)	$	(290)
Directors		(3,632)		4,019
	$	(3,978)	$	3,729

Related party transactions are in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

Outstanding Share Data

The following table summarizes the outstanding share capital as at June 20, 2007:

Common shares	61,398,308
Stock options and agent's options	6,920,955
Warrants	25,405,814

Internal Control over Financial Reporting

Management has established and maintained disclosure controls and procedures for the Company in order to provide reasonable assurance that material information relating to the Company is made known to it in a timely manner, particularly during the period in which the annual filings are being prepared. Management has evaluated the effectiveness of the Company's disclosure controls and procedures as at the date of this report, and believes them to be effective in providing such reasonable assurance.

Management is also responsible for the design of internal controls over financial reporting within the Company in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles ("GAAP"). Management has

evaluated the design of the Company's internal controls and procedures over financial reporting as of the end of the period covered by the annual filings, and believes the design to be sufficient to provide such reasonable assurance.
In addition, because of the size of the Company and the small number of staff, the Company must rely upon various advisers and consultants to assist with the various regulatory disclosure requirements, and as such these advisors and consultants form part of the disclosure controls and procedures.

During the reporting period, the Company made changes to its system of internal controls that did not materially affect internal control over financial reporting.

Subsequent Events

Subsequent to April 30, 2007, the Company:

1. Received Regulatory approval on May 3, 2007 with respect to the various mineral property option agreements that were originally announced on March 23, 2007.

2. On June 11, 2007, the Company announced that drilling had commenced at the Company's George Creek Prospect and the Adelaide River Prospect, both the Northern Territory region of Western Australia. Four diamond drill holes, two on Adelaide River and two at George Creek, are planned for the initial phase of drilling.

3. Held its Annual General Meeting on June 22, 2007 in Vancouver, British Columbia, Canada. All proposed resolutions were passed.

END